UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 31, 2025 titled “Portfolio Strengthening: GeoPark Divests Non-Core Assets & Implements Cost Efficiency Initiatives”

Item 1

FOR IMMEDIATE DISTRIBUTION

PORTFOLIO STRENGTHENING:

GEOPARK DIVESTS NON-CORE ASSETS &

IMPLEMENTS COST EFFICIENCY INITIATIVES

Bogota, Colombia – March 31, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announced divestments of certain non-core assets and cost reduction initiatives to better position the Company for profitable, dependable and sustainable long-term growth.

In line with its commitment to disciplined capital allocation, the Company will divest the non-core, non-operated Llanos 32 Block in Colombia and Manati gas field in Brazil for an aggregate total consideration of $20 million1 (net of $12 million liabilities related to decommissioning or retirement obligations, with respect to the Manati gas field). Combined, these assets had aggregate net 1P PRMS reserves of 2.9 mmboe (60% oil, 40% natural gas) at 2024 year-end and an average production of 712 boepd in 2024. Together, the assets represented approximately 1,500 boepd in the 2025 plan, with an associated adjusted EBITDA2 of $10-13 million at $70-80/bbl Brent.

Furthermore, GeoPark is evaluating strategic options for its assets in Ecuador.

In addition to the timely monetization of the above non-core assets, GeoPark is currently implementing targeted cost reduction and cost efficiency measures that the Company expects will deliver annual savings of approximately $5-7 million in OPEX/G&A costs. These initiatives include immediate adjustments to structure costs, including reductions in our workforce and to consultants, contractors, and other administrative expenses.

The above measures aim to focus activity and capital allocation on high-impact, high materiality assets, in alignment with GeoPark’s North Star growth strategy.

Further details on the divestments of the Llanos 32 Block and in the Manati gas field are provided in the annex below.

1 Before working capital adjustments and contingent payments.

2 The Company is unable to present a quantitative reconciliation of the Adjusted EBITDA ratio which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of its necessary components, such as is the case of Adjusted EBITDA, write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc.

ANNEX

Llanos 32 Block (Colombia)

On March 14, 2025, GeoPark agreed to transfer, subject to regulatory approval, its non-operated working interest in the Llanos 32 Block in Colombia to its joint operation partner, Parex Resources, for a total consideration of $19 million, minus working capital adjustment of $3.7 million. GeoPark has received the net proceeds from the transaction, which are subject to final settlement.

The Llanos 32 Block has net 1P PRMS reserves of 1.9 mmboe (92% oil), based on certification by DeGolyer and MacNaughton (D&M) at 2024 year-end3. Net production during 2024 averaged 490 boepd.

Manati Gas Field (Brazil)

On March 27, 2025, GeoPark signed an agreement to sell its 10% non-operated working interest in the Manati gas field in Brazil for a total consideration of $1 million, plus working capital adjustments and a contingent payment tied to the field’s future cash flow or its potential conversion into a natural gas storage facility. As part of this transaction, GeoPark will transfer all associated obligations, including decommissioning liabilities. In September 2024, a restricted deposit of $12 million related to these obligations was recovered in cash and replaced with a bank guarantee.

Closing of the transaction is pending customary regulatory approvals and is expected to occur during 3Q2025.

The Manati gas field has net 1P PRMS reserves of 1.0 mmboe (99% natural gas), based on certification by D&M at 2024 year-end. Net production during 2024 averaged 222 boepd.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:
Communications Department	communications@geo-park.com

3 The 2024 reserves volumes will be officially reported to the ANH on April 1, 2025.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, 2025 production and adjusted EBITDA guidance, potential OPEX and G&A savings, balance sheet strengthening, cost structure optimization, activity and capital allocation focus toward high impact and high materiality assets, and closing of the divestment of the Manati gas field. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: April 1, 2025